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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 24, 2003

Provalis plc
(Translation of Registrant's Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of Principle Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F    ☒            Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes ☐            No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

For Immediate Release
24th February 2003

PROVALIS PLC—RECEIPT OF GRANT OF UP TO £0.95m
TO SUPPORT DIAGNOSTICS MANUFACTURE

        Provalis plc (LSE: PRO; NASDAQ: PVLS), the Medical Diagnostics and Pharmaceuticals Group, is pleased to announce the receipt of a grant from the Welsh Assembly Government of up to £0.95m.

        The grant is to be used by Provalis' Medical Diagnostics division, which manufactures and supplies the Group's diabetes management diagnostic Glycosal®, in particular to support:-

  •
  the further development of the Glycosal® cartridge manufacturing base located at Deeside, North Wales; and

  •
  the manufacture of the Group's next generation of diabetes diagnostic management products code named G5 and Micro G, which are intended for prescription home use and new patient testing respectively.

        Payment of the grant will be linked to capital expenditure and employment creation by Provalis in relation to these activities.

        Commenting on the grant provision Phil Gould, Chief Executive Officer of Provalis, said, "We would like to thank the Welsh Assembly Government for awarding us this grant, which is an acknowledgement of the significant contribution to the local economy made by Provalis Diagnostics. The award of the grant will ensure that our manufacturing base continues to expand and further underpins the Group's ability to support continued growth through the development and sale of new diabetes diagnostic products."

        Welcoming the news, Assembly Economic Development Minister Andrew Davies, said: "I am delighted that the Welsh Assembly Government has been able to assist Provalis in their expansion. The Pharmaceutical industry is highly competitive, and only by developing new products can a company hope to stay at the cutting edge. I wish them every success."

        Chris Farrow, Welsh Development Agency Executive Director—North Wales, said: "Provalis is at the leading edge of medical diagnostics and we are very proud to have such a company in North Wales. The Group's commitment to the area is well established and this latest planned expansion strengthens its contribution to the local economy even further."

END

Provalis' Internet Website; http://www.provalis.com

        "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the rate at which operating losses are incurred; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the execution of development, licensing, research, manufacturing and other collaboration agreements with third parties; the progress of the Group's continuing research and development activities; uncertainties related to future trial results and the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's healthcare and medical diagnostics divisions to finance the ongoing development of these businesses as well as the Group's research and development activities; the impact of future laws, regulations and policies; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the Group's intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group's sector; the Group's dependence on key personnel; general business and economic conditions; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Provalis plc, Tel: 01244 833463
Mr Lee Greenbury, Provalis plc, Tel: 01244 833402
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

        Provalis plc (LSE:PRO and NASDAQ:PVLS) is a pharmaceutical company with two operating divisions:-

  •
  Medical Diagnostics—develops and sells to world markets medical diagnostic products for chronic disease management. The division's principle products are Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively.

  •
  Healthcare—sells and markets its own, and third party, branded, prescription medicines in the UK to GPs and hospitals through its own regionally managed sales force. The division's principle product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc
Date: February 24, 2003	By:	/s/ LEE GREENBURY
	Name:	Lee Greenbury
	Title:	Secretary

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PROVALIS PLC—RECEIPT OF GRANT OF UP TO £0.95m TO SUPPORT DIAGNOSTICS MANUFACTURE
SIGNATURES